        Filed by Board of Trade of the City of Chicago (CBOT)
        Subject Company - Board of Trade of the City of Chicago
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 132-01854
                                  *  *  *  *

The following presentation was delivered to CBOT members and membership interest jolders on August 16, 2000
                              *  *   *   *
--------------------------------------------------------------------------------


                            Chicago Board of Trade

                              [LOGO APPEARS HERE]

                                 Floor Meeting

                                August 16, 2000

================================================================================
Agenda

SPEAKER                                    TOPIC

 .David P. Brennan
 Chairman of the Board

 .Dennis A. Dutterer                        Exchange Operations Update
 Interim President & CEO

 .Glen M. Johnson                           Exchange Financial Update
 Senior Vice President & CFO

 .Charles P. Carey                          Finance Committee Update
 First Vice Chairman of the Board

 .James P. Amaral                           A/C/E Update
 Senior Vice President & CIO


                                                                          Page 2
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                            Chicago Board of Trade

                              [LOGO APPEARS HERE]

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================================================================================
CBOT Average Daily Volume

                             [GRAPH APPEARS HERE]

Jan-99  1,070,987
Feb-99  1,347,332
Mar-99  1,017,435
Apr-99    889,563
May-99  1,227,079
Jun-99  1,082,018
Jul-99  1,020,424
Aug-99  1,130,159
Sep-99    874,564
Oct-99    899,090
Nov-99    943,729
Dec-99    633,560
Jan-00  1,141,041
Feb-00  1,268,451
Mar-00    892,121
Apr-00  1,008,165
May-00  1,055,514
Jun-00    889,654
Jul-00    727,965

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Finance Committee Actions





                                        Annual Revenues
                                        ---------------
1 - Dues                                $9 Million

2 - Exchange Fee Increase               $20 Million
    (200,000,000 Contracts)

-------------------------------------------------------------------------------

Daily Volume Requirements

     Annual Cash Requirements          $200,000,000
     Revenue Sources:
         Quotation Fees                $(56,000,000)
         Building Revenue              $(24,000,000)
         Service and Other Revenue     $(20,000,000)
         Dues                          $ (9,000,000)

     Amount Remaining                  $ 91,000,000

     Amount Required per Day           $    358,268

     Average Daily Volume Required          895,669

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CBOT Debt
As of August 16, 2000

     Bank One Credit Agreement     $  7.3

     Privately Placed Notes          75.0
                                   ------
                                   $ 82.3
                                   ======

                                                In Millions

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CBOT Fee Changes





Dues
     Full                       $300 Per Month
     AM/GIM                     $200 Per Month
     IDEM/COM                   $100 Per Month

Members Fees
              $.015 per side to $.05 per side
Delegate Fees
              $.10/$.15 per side to $.20 per side

Cap Raised from $10,000 to $25,000

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CBOT Electronic Trading Fees
on CBOT/Eurex Alliance




                              (Round Turn Basis)

--------------------------------------------------------------------------------
                                                                   Agriculture,
Category                         Financial                        Metal, Indexes
--------------------------------------------------------------------------------

Member                               $0.50                                 $0.50
Delegate                             $0.90                                 $1.50
Nonmember                            $1.60                                 $3.00
--------------------------------------------------------------------------------

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================================================================================

                            Chicago Board of Trade

                              [LOGO APPEARS HERE]

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================================================================================

                                 1. RATIONALE
                                 ------------

[_]  Supports CBT strategy: we can't do it alone

[_]  Distribution/volume

[_]  Global

[_]  Market acceptance


PRIORITIZED: Time to Market

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                                  2. HISTORY
                                  ----------

6/99  - Membership Vote (right arrow) Alliance

10/99 - CBOT & Eurex (right arrow) Alliance Agreement

1/00  - SW Development Agreement

        Time to market/gaps/4.0

      - Operations outsource to DBS

      - Volume assumptions/sizing

3/00  - Management turnover/losses

5/00  - Market Supervision outsource to Eurex

7/00  - Contracts with DBS & Eurex

8/00  - Simulation

8/00  - Launch on time, on budget with 86 members

================================================================================

                              3. SYSTEM OVERVIEW
                              ------------------

 .Roles:
 - DBS - Operations (Net, Hosts, CS)
 - Eurex - Market Supervision (w/CBT Staff)
 - BOTCC - Clearing Interface
 - CBT - Interfaces (Price Reporting, Accounting, Surveillance)

 .Internet Access:
 -Through PCMs
 -e-openoutcry.com
 -cbt.direct

 .Batch Window

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                                4. MOVING AHEAD
                                ---------------

[_] Flexibility to Add
    -Contracts
    -Users
[_] Future Releases
    -1.1
    -2.0
    -1 major release/year
    -Minor/maintenance releases
    -New products
[_] Project A
    -Decommissoned

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===============================================================================

                                   5. COSTS
                                   --------

[_] Inaccurate $'s #'s in press
[_] Components:
    A. Project        $50M       -On time, under budget
    B. Operations     $1.9M/mo.  -Budgeted & offset internally
       -Host
       -Net
       -CS
    C. Mrkt Supv      $200K/mo.  -Offset internally
    D. Enhancements
       Release 4.0    $6.7M
       Release 4.2    $9.1M
    Net of analysis: one time and under budget

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                            Chicago Board of Trade

                         [CHICAGO BOARD OF TRADE LOGO]


                                                                         Page 16
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The CBOT urges its members and membership interest holders to read the
Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registraton Statement(s), regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. The communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                         *   *   *   *
the following remarks were made CBOT members and member ship interest holders on August 16, 2000.
                              *   *   *   *

                     FINAL VERSION - PREPARATION MATERIALS
                     -------------------------------------

                                AUGUST 16, 2000
                                ---------------
                              CBOT FLOOR MEETING
                              ------------------
                            REMARKS - GLEN JOHNSON
                            ----------------------


     The most important impact on the finances is volume and particularly, the recent shortfall. I told the directors at the beginning of the year that we needed to maintain, on average, a 1 million contracts per day average. That level was to just get by, it did not do anything to improve our overall financial health. We were on target through the end of June, Although in the month of June we averaged fewer than 900,000. Then came July and we averaged less than 700,000 for the month. As of Monday, August was averaging fewer than 700,000. Our average for the year through last Monday was 970,000 per day but the trend is evident.

     The financial statements of the Board of Trade are complicated to follow, primarily because some of the annual cash requirements are in the Board of Trade and some are in Ceres. On top of that, some costs, for accounting purposes, are treated as expenses and some are treated as capital expenditures. At the end of the day however, the question is how much money is required to operate everything regardless of its categorization on the financial statements? The answer is about $200 million. This includes debt service, the cost of the building, electronic trading, open outcry, order routing...everything. As this slide shows, there are revenue sources other than the volume related exchange fees that can be used to offset this amount. The includes revenue from quotation fees, rent from the building, revenue from services like telephone, booth space, member services.

     And, with the new fees in place we are still at a burn rate, if you will, of just under 900,000 contracts per day. With our current trend, we still may be short, let alone, have the ability to improve the overall financial health. The work is not done. Further reductions will be required and other fees may have to be looked at.

     As of today, the debt on the Board of Trade stands at $82.3 million; $7.3 owed to Bank One and due by May 1, 2001. $75 million is owed to privately placed note holders. The first of seven annual payments of $10.7 million is due next March. It is our intent to continue paying down the Bank One debt on a monthly basis so we do not faced with the balloon payment in May. Remember that the new trading facility cost $167 million, we put $62 million of equity into the project and borrowed $105 million. Since the floor opened in 1997, we have paid off $22.7 million on that debt.

     Seeing this trend, and desiring to improve our financial health, the Finance Committee and The Board took some actions. Dues were instituted on June 1st. The membership is going to vote, as required by rule, on the increase in exchange fees and the cap on individual trades on August 30th.

     The Board also instituted new fees for the Alliance system that greatly simplifies the fee structure. No longer will electronic trades be charged by CTI code. Rather, they will be billed by membership category, either member, delegate or customer.

     I would like to turn this presentation over to Charlie Carey who, as First Vice Chairman, serves as Chairman of the Finance Committee.

                              *     *     *     *


The CBOT urges its members and membership interest holders to read the Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statement(s), regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.